SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For July 30, 2002



                           THE BANK OF BERMUDA LIMITED
                 (Translation of registrant's name into English)


                                 6 Front Street
                                 Hamilton HM 11
                             Hamilton HM DX, Bermuda
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F   X              Form 40-F
                   -----                      -----


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                        No    X
             -----                      -----


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 83- N/A
                                                  ---

                           THE BANK OF BERMUDA LIMITED

         On July 29, 2002, The Bank of Bermuda Limited (the "Bank") declared a dividend of $0.27 per share to be paid on August 30, 2002 to the record holders of the Bank's Common Shares as of August 15, 2002. The notification to the Bermuda Stock Exchange with respect to this matter is attached as Exhibit 99.1 to this Form 6-K and incorporated herein by reference. The notification to The Nasdaq Stock Market with respect to this matter is attached as Exhibit 99.2 to this Form 6-K and incorporated herein by reference.


         Exhibit Index

         99.1         Notification to Bermuda Stock Exchange, dated
                      July 29, 2002.

         99.2         Notification to The Nasdaq Stock Market, dated
                      July 29, 2002.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       THE BANK OF BERMUDA LIMITED


                                       By: /s/ Alison J. Satasi
                                           ----------------------------------
                                           Name:   Alison J. Satasi
                                           Title:  Head of Investor Relations

Date:    July 30, 2002



                                       -3-